UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Subject Company (Issuer))

BLUEBIRD ACQUISITION CORPORATION
A wholly owned subsidiary of

AGRICORE UNITED HOLDINGS INC.
An indirect wholly owned subsidiary of

VITERRA INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

Series D Non-Cumulative Delivery Preferred Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

23422P106

23422P205

 (CUSIP Number of Class of Securities)

Kevin Barbero

Viterra Inc.

2625 Victoria Avenue

Regina, Saskatchewan, Canada S4T 7T9

(306) 569-4411

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Brian J. Fahrney

Pran Jha

Sidley Austin LLP

One South Dearborn

Chicago, Illinois

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                        Not applicable.

Form or Registration No.:                                     Not applicable.

Filing Party:                                                                                                             Not applicable.

Date Filed:                                                                                                                    Not applicable.

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Joint Press Release issued by Viterra Inc. and Dakota Growers Pasta Company, Inc. on March 10, 2010

99.2	Viterra Inc. 2009 Business Review

99.3	Annual General Meeting Remarks from the President and CEO of Viterra Inc.